

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2021

David Sgro
Chief Executive Officer
Legato Merger Corp.
777 Third Avenue, 37th Floor
New York, New York 10017

> **Re: Legato Merger Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 7, 2021, as amended**
> **File No. 001-39906**

Dear Mr. Sgro:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Manufacturing

cc: Jeffrey M. Gallant